Exhibit 99.1

YM BioSciences Proposes Dr. Catherine Mackey and Dr. Nicole Onetto for Nomination to Board of Directors
- Company announces Annual and Special Meeting of Shareholders and appoints new head of Strategic Alliances -

MISSISAUGA, Canada, October 19, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM) today announced that Catherine Mackey, Ph. D., former Senior Vice President of Worldwide Research and Development for Pfizer Inc., and Nicole Onetto, M.D., Deputy Director of the Ontario Institute for Cancer Research (OICR), have been proposed for nomination to the Company’s Board of Directors. The election will be held during YM’s Annual and Special Meeting of Shareholders scheduled for November 22, 2011, at 4:00pm.

“Strengthening our Board with the vast experience both Dr. Onetto and Dr. Mackey bring will be the achievement of an important corporate goal,” said Mr. David Allan, Chairman of YM BioSciences. “As we prepare to advance CYT387 into registration trials, their expertise will be valuable in helping YM attain its strategic and scientific objectives.”

Dr. Mackey has more than 28 years of experience in the life science industry and is currently the founder of MindPiece Partners, a management consulting firm created in 2010 focused on the life sciences industry.  From 2001 to 2010, she was the Senior Vice President of Worldwide Research and Development for Pfizer Inc., a world-leading biopharmaceutical company.  She was also a member of DEKALB Genetics Corporation’s executive team that sold the company to Monsanto Company in 1998.  Dr. Mackey serves on numerous Boards of Directors including Althea Technologies Inc., Genelux Corporation, BIOCOM, CONNECT, Rady Children’s Hospital, and Project Concern International.  She earned her Ph.D. degree in microbiology from Cornell University in 1983.

Dr. Nicole Onetto, a medical doctor, scientist and oncologist, has more than 27 years of experience in healthcare and the life sciences industries, focused primarily on the successful development of cancer drugs, including Taxol® and Tarceva™. Dr. Onetto is currently Deputy Director of the Ontario Institute for Cancer Research.  She most recently served as Chief Medical Officer of Zymogenetics, Inc. from September 2005 to May 2009, as Executive Vice President and Chief Medical Officer at OSI Pharmaceuticals, Inc. from 2003 to 2005, as Executive Vice President of OSI Pharmaceutical's Oncology Division from 2002 to 2003, and as Senior Vice President, Medical Affairs, at Gilead Sciences, Inc. from 2000 to 2001.  Dr. Onetto has a Doctor of Medicine degree with a specialization in pediatrics and hematology from the University of Paris V, France and a M.Sc. in Pharmacology from University of Montreal.  She currently serves on the Board of Directors for ImmunoGen, Inc. (IMGN), a public U.S. company developing anticancer therapeutics, and TORCell Therapeutics, Inc., a private Canadian company.

The Board of Directors of YM has been advised by Dr. Gilbert Wenzel that he will not stand for re-election at the Meeting.

The Company has recently structured a Department of Strategic Alliances, headed by Dr. David Kennard. This team is responsible for managing and supporting existing YM alliances, including those related to CIMYM and its nimotuzumab program, as well as continuing to seek new drug development relationships and in-licensing opportunities. With this new management structure, YM has eliminated the role of President and COO of the CIMYM program, which was previously held by Dr. Vince Salvatori. Dr. Salvatori will continue to consult to YM on nimotuzumab-related activities.

“We wish to thank both Dr. Wenzel and Dr. Salvatori for their many years of service and dedication to YM,” added Mr. Allan.

Notice of Meeting:
YM’s Annual and Special Meeting of Shareholders will be held on November 22, 2011, at 4:00 p.m. ET at the offices of Norton Rose OR LLP, Boardrooms A & B, 38th Floor, 200 Bay Street, Royal Bank Plaza South Tower, Toronto, Ontario. The management proxy circular documents and annual financial documents will be mailed to shareholders on October 28th, 2011, and will be available online at www.ymbiosciences.com, www.edgar.com and www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com